Elemental Royalty Announces First Close of Royalty and Streaming Portfolio Alongside Upsized US$250m Credit Facility

October 26, 2026 - Denver, Colorado: Elemental Royalty Corporation (NASDAQ: ELE, TSX: ELE) ("Elemental" or the "Company") is pleased to announce that it has completed the acquisition of four of the five royalty and streams from funds managed by Orion Mine Finance Management LP (collectively, "Orion"), as previously announced on September 21, 2026 (the "Acquisition").

In conjunction with the Acquisition, Elemental has executed the amendment to the Company's existing Revolving Credit Facility (the "Facility"), increasing the Facility from US$150 million to US$250 million, with a further US$50 million accordion feature (the "Accordion").

Elemental Chief Executive Officer, Frederick Bell, commented: "We are pleased to complete the acquisition of key assets from Orion. In the month since the Acquisition was announced, i-80 have reported first results from their ongoing Mineral Point drill program that highlight the potential for the mineralized footprint to expand as well as updating their development plan to prioritize the project. In parallel, Silverco published a new PEA for the producing La Negra mine that doubles production compared to our previous valuation and highlights the significant growth potential embedded within the portfolio.

The expansion of our credit facility to US$250 million demonstrates the continued support of our lending partners and provides us with greater financial flexibility going forwards to pursue further accretive royalty and streaming investments."

Orion Portfolio

The acquired assets comprise the Ruby Hill Complex and Granite Creek silver stream, the Kouroussa gold stream, the Homestake District royalty and the La Negra royalty. The acquisition of the Snowy River gold stream is expected to close separately as planned in Q1 2027, subject to satisfaction of the applicable regulatory approvals in New Zealand.

Since the acquisition was announced, there have been a number of material updates on the assets:

Ruby Hill Complex and Granite Creek - i-80 Gold Corp.

  i-80 has updated its development plan to prioritize Mineral Point as its next major development project, a key driver of anticipated production growth for the company. An ongoing infill and step-out drilling campaign has already demonstrated encouraging results, including the potential to expand the mineralized footprint. A Pre-Feasibility Study is targeted for mid-2027

La Negra - Silverco Mining Ltd.

  Silverco has published a Preliminary Economic Assessment for La Negra, outlining an average annual production of 4.1 Moz AgEq1 over an 8.2-year mine life, with steady-state throughput of 2,500 tonnes per day beginning in H2 2027. A 15,000-metre surface and underground drill program, the first large-scale exploration effort at La Negra in two decades, is underway

Elemental paid upfront consideration for the four assets of US$188 million in cash and issued 3,942,881 common shares to Orion. Following the issuance of the consideration shares, the total number of issued and outstanding shares is 76,471,207.

1 Silver equivalent ("AgEq") is calculated by dividing the total value of payable metal by the silver price, using the PEA price assumptions of $50.00/oz silver, $4.50/lb copper, $0.88/lb lead and $1.30/lb zinc. AgEq Produced applies the same conversion to metal recovered to concentrate. Payability, treatment and refining charges, transportation and penalties are reflected in the payable figures. Silverco Mining Ltd. news release 09/21/2026.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

Full details of the transaction can be found in Elemental's news release titled "Elemental Royalty announces US$290 million Acquisition of Royalty and Streaming Portfolio, Strategic Divestment of Generation Business and Management Succession" dated September 21, 2026.

Credit Facility

The Company has entered into an agreement with National Bank of Canada ("NBC"), Canadian Imperial Bank of Commerce ("CIBC"), and The Bank of Nova Scotia ("Scotia") (together "the Lenders") for a US$250 million Facility, with an option to increase to a total of US$300 million through an Accordion feature of US$50 million, subject to the satisfaction of certain conditions. This is an amendment to the existing US$150 million facility.

The Facility has a term of three years, extendable through mutual agreement between Elemental and the Lenders. Depending on the Company's leverage ratio, the amounts drawn on the Facility are subject to interest at SOFR plus 2.25%-3.5% per annum. Other material terms of the amended Facility are substantially consistent with the terms of the Company's existing credit facility.

The Facility has been entered into by Elemental as borrower, NBC as Administrative Agent, National Bank of Canada Capital Markets as Sole Bookrunner and Co-Lead Arranger, and CIBC as Co-Lead Arranger and Syndication Agent.

Advisors

McCarthy Tétrault LLP is acting as legal advisor to Elemental on the Acquisition. Troutman Pepper Locke LLP is acting as U.S. legal counsel to Elemental. Fasken Martineau DuMoulin LLP is acting as legal advisor to Elemental on the Facility.

National Bank of Canada Capital Markets is acting as financial advisor to Orion. Torys LLP is acting as legal advisor to Orion.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Michael Sheehan, a consultant to the Company and a "Qualified Person" as defined in NI 43-101.

For further information contact:

Frederick Bell	info@elementalroyalty.com
CEO

Tara Vivian-Neal	investor@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

NASDAQ: ELE | TSX: ELE | ISIN: CA28620K1066 | CUSIP: 28620K1066

About Elemental Royalty Corporation

Elemental is a mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of approximately 20 producing assets and more than 260 royalties, anchored by cornerstone assets and operated by world-class mining partners. The Company's disciplined capital allocation and investment strategy combines immediate cash flow with significant embedded growth, providing a differentiated pathway to long-term value creation. Elemental benefits from a high-quality and diversified asset base, strong organic growth potential and sector-leading management expertise.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

Elemental trades on Nasdaq and on the Toronto Stock Exchange under the ticker Symbol "ELE".

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable United States and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof).

Forward-looking statements and information include, but are not limited to, statements regarding completion of the Acquisition and other transactions described in this news release, including any required approvals, and the timing thereof; future royalties and future consideration payments or issuances of shares, or other statements that are not statements of fact. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

References to nearby mines, deposits and projects are provided for geological and regional context only. Mineralization on nearby or adjacent properties is not necessarily indicative of mineralization on the properties in which Elemental holds, or has agreement to acquire, a royalty interest.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the ability of the relevant parties to complete the Acquisition and the other transactions described in this news release; the receipt of approvals necessary for, and the satisfaction of other closing conditions to, the Acquisition; the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2025. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represent management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Neither The Nasdaq Stock Market LLC nor the Toronto Stock Exchange, nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange), accepts responsibility for the adequacy or accuracy of this news release.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com